

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2019

Amro Albanna
Chief Executive Officer
ADiTx Therapeutics, Inc.
11161 Anderson Street, Suite 105-10014
Loma Linda, CA 92354

> **Re: ADiTx Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 22, 2019**
> **CIK No. 0001726711**

Dear Mr. Albanna:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A filed on November 22, 2019

Use of Proceeds, page 27

1. We note your response to our prior comment 7 from our letter dated November 12, 2019, that you believe that no other sources of funds are needed to complete the Phase I/IIa clinical trial. Please revise your disclosure to specify that you will be able to complete the Phase I/IIa clinical trial with the net proceeds of this offering.

Management's Discussion and Analysis of Financial Condition and Plan of Operations
Results of Operations, page 31

2. We note your response and your expanded disclosures to our comment number 11 from our letter dated November 12, 2019. Please further expand your disclosures to also

disaggregate research and development expenses by nature or type of expense for the period ended December 31, 2018 consistent with the expanded disclosures provided for the interim periods presented.

Critical Accounting Policies, page 32

3. We note your response and expanded disclosures to our comment 12 from our letter dated November 12, 2019. Please further confirm that once you have an estimated offering price or range, you will separately provide an explanation for the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

You may contact Ameen Hamady at 202-551-3891 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Friedman, Esq.